EXHIBIT 99.2

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

ORION DIGITAL CORP.

REPORT OF VOTING RESULTS

VIA SEDAR+

June 23, 2026

All Provinces and Territories of Canada

The Toronto Stock Exchange

Re: Orion Digital Corp. (the "Company") Report of Voting Results

Pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, the matters voted upon and the outcome of the votes at the Company's Annual General Meeting of Shareholders held on June 23, 2026 are as follows:

1.	Election of Directors

The following directors were elected to the board of directors of the Company to hold office until the next annual general meeting of the Company or until their earlier resignation or appointment or election of their successors:

David Feller

Gregory Feller

Christopher Payne

Kristin McAlister

Alex Shan

Joanna Floyd

Details of the vote are as follows:

Name of Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
David Feller	5,237,845	97.56	130,794	2.44
Gregory Feller	5,238,132	97.57	130,507	2.43
Christopher Payne	5,243,766	97.67	124,873	2.33
Kristin McAlister	5,242,457	97.65	126,182	2.35
Alex Shan	5,222,620	97.28	146,019	2.72
Joanna Floyd	5,253,792	97.86	114,847	2.14

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2.	Appointment of Auditor

MNP LLP were re-appointed as auditor of the Company until the next annual general meeting of shareholders of the Company at remuneration to be fixed by the Company's board of directors.

Details of the vote are as follows:

Votes For	% Votes For	Votes Withheld	% Votes Withheld
7,602,906	98.75	96,078	1.25

Dated June 23, 2026

ORION DIGITAL CORP.

 /s/ David Feller

David Feller

Chief Executive Officer

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